Exhibit 4.1
AMENDMENT TO COMMON STOCK PURCHASE WARRANTS
This Amendment to Common Stock Purchase Warrants (this “Amendment”), dated as of March 11, 2024, is by and between Skye Bioscience, Inc., a Nevada corporation (the “Company”), and 5AM Ventures VII, L.P. (the “5AM”). Capitalized terms used but not defined herein shall have the meaning ascribed to such term in the Purchase Agreement or Warrant (as each term is defined below), as applicable.
Whereas, pursuant to the terms of that Securities Purchase Agreement (the “Purchase Agreement”), dated August 15, 2023, by and between the Company, 5AM and certain other investors on Exhibit A thereto (the “Investors”), the Company issued to such Investors warrants to purchase shares of the Company’s common stock, par value $0.001 per share (each, a “Warrant” and collectively, the “Warrants”).
Whereas, pursuant to Section 5(l) of each Warrant, each Warrant may be amended or the provisions thereof waived only with the written consent of the Company and the Holders of a majority of the Warrant Shares issuable upon exercise of the Warrants issued pursuant to the Purchase Agreement then outstanding.
Whereas, 5AM is the Holder of a majority of the Warrant Shares issuable upon exercise of the Warrants issued pursuant to the Purchase Agreement then outstanding.
Whereas, pursuant to Section 2(c) of each Warrant, each Warrant may be cashless exercised if there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the shares underlying the Warrants to the holders of the Warrants.
Whereas, the Company and the 5AM desire to amend the Warrants to allow the Warrants to be cashless exercised at certain times.
Now, Therefore, in consideration of the premises and the mutual covenants and agreements contained herein, the Company and 5AM agree as follows:

1.  Amendment to “Cashless Exercise” Provision. The first paragraph of Section 2(c) of each Warrant is amended and restated in relevant portion as follows:

“(i) If at any time after the Initial Exercise Date, there is no effective registration statement registering, or no current prospectus available for, the issuance or resale of the Warrant Shares to the Holder, (ii) from any time after the Initial Exercise Date through March 11, 2025, or (iii) if the Holder participates in the private placement financing closing on or around March 13, 2024, from any time after the Initial Exercise Date through September 1, 2025, this Warrant may also be exercised, in whole or in part, at such time by means of a “cashless exercise” in which the Holder shall be entitled to receive a number of Warrant Shares equal to the quotient obtained by dividing [(A-B) (X)] by (A), where:”

2.    Terms of Warrant. Except as expressly modified hereby, all terms, conditions and provisions of each Warrant shall continue in full force and effect.

3.    Governing Law. This Amendment shall be construed in accordance with the laws of the State of Delaware.

4.    Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Amendment to Common Stock Purchase Warrants as of the date first written above.
COMPANY:
SKYE BIOSCIENCE, INC.

By:  /s/ Punit Dhillon
Name: Punit Dhillon
Title:  CEO

5AM VENTURES VII, L.P.

By: 5AM Partners VII, LLC
Its: General Partner

By:  /s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title:  Managing Member

[Signature Page to Amendment]